# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bitcoin Depot Inc., CIK 0001901799
CUSIP: 09174P105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3343 PEACHTREE ROAD NE, SUITE 750, ATLANTA, Georgia (GA), 30326
Date of event which requires filing of this statement: 02/28/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535264

## Reporting persons
- AWM Investment Company, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 847,531; sole dispositive power 847,531; aggregate amount beneficially owned 847,531 (4.7% of the class)
  Comment: AWM Investment Company, Inc., a Delaware Corporation (AWM), is the investment adviser to Special Situations Cayman Fund, L.P. (CAYMAN), Special Situations Fund III QP, L.P. (SSFQP), Special Situations Private Equity Fund, L.P. (SSPE), Special Situations Technology Fund, L.P. (TECH) and Special Situations Technology Fund II, L.P. (TECH II). (CAYMAN, SSFQP, TECH and TECH II will hereafter be referred to as the Funds). As the investment adviser to the Funds, AWM holds sole voting and investment power over 117,608 Shares of Common Stock of the Issuer (the Shares) held by CAYMAN, 404,041 Shares of Common Stock held by SSFQP, 101,561 Shares of Common Stock held by SSPE, 35,460 Shares of Common Stock held by TECH and 188,861 Shares of Common Stock held by TECH II.

## Item 1. Issuer
Name of issuer: Bitcoin Depot Inc.
Address of issuer's principal executive offices: 3343 PEACHTREE ROAD NE, SUITE 750, ATLANTA, GEORGIA, 30326

## Item 2. Person Filing
Name of person filing:
The person filing this report is AWM Investment Company, Inc., a Delaware corporation (AWM), which is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (CAYMAN), Special Situations Fund III QP, L.P., a Delaware limited partnership (SSFQP), Special Situations Private Equity Fund, L.P. a Delaware Limited Partnership (SSPE), Special Situations Technology Fund, L.P., a Delaware limited partnership (TECH) and Special Situations Technology Fund II, L.P., a Delaware limited partnership (TECH II). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

David M. Greenhouse (Greenhouse) and Adam C. Stettner (Stettner) are members of: SSCayman, L.L.C., a Delaware limited liability company (SSCAY), the general partner of CAYMAN; members of MGP Advisers Limited Partnership, a Delaware limited partnership (MGP), the general partner of SSFQP, MG Advisers, L.L.C., a New York limited liability company (MG), the general partner of SSPE and SST Advisers, L.L.C., a Delaware limited liability company (SSTA), the general partner of TECH and TECH II. Greenhouse and Stettner are also controlling principals of AWM.
Address of principal business office or, if none, residence:
527 Madison Avenue, Suite 2600
New York, NY 10022
Citizenship: AWM is a Delaware Corporation

## Item 4. Ownership
Amount beneficially owned: 847,531
Percent of class: 4.7
Sole power to vote or to direct the vote: AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole voting over 117,608 Shares of Common Stock of the Issuer (the Shares) held by CAYMAN, 404,041 Shares of Common Stock held by SSFQP, 101,561 Shares of Common Stock held by SSPE, 35,460 Shares of Common Stock held by TECH and 188,861 Shares of Common Stock held by TECH II. Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN; MGP, the general partner of SSFQP and SSTA, the general partner of TECH and TECH II. Greenhouse and Stettner are also controlling principals of AWM.
Sole power to dispose or to direct the disposition: AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole investment power over 117,608 Shares of Common Stock of the Issuer (the Shares) held by CAYMAN, 404,041 Shares of Common Stock held by SSFQP, 101,561 Shares of Common Stock held by SSPE, 35,460 Shares of Common Stock held by TECH and 188,861 Shares of Common Stock held by TECH II. Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN; MGP, the general partner of SSFQP and SSTA, the general partner of TECH and TECH II. Greenhouse and Stettner are also controlling principals of AWM.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AWM Investment Company, Inc.: Adam Stettner, Executive Vice President (03/07/2025)